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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

CRYO-CELL International, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

228895108

(Cusip Number)

Leslie J. Croland, Esq.
Edwards & Angell, LLP
350 East Las Olas Blvd., Suite 1150
Ft. Lauderdale, Florida 33301
(954) 727-2600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 12, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 228895108			Page 2 of 23

1.	Name of Reporting Person: David Portnoy		I.R.S. Identification Nos. of above persons (entities only): N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 251,848

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 251,848

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 251,848

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 2.2%

14.	Type of Reporting Person (See Instructions): IN, HC

CUSIP No. 228895108			Page 3 of 23

1.	Name of Reporting Person: Focus Financial Corp.		I.R.S. Identification Nos. of above persons (entities only): N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: North Carolina

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 7,351

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 7,351

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,351

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.1%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 228895108			Page 4 of 23

1.	Name of Reporting Person: Visual Investment Corp.		I.R.S. Identification Nos. of above persons (entities only): N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 61,714

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 61,714

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 61,714

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.5%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 228895108			Page 5 of 23

1.	Name of Reporting Person: Partner Community, Inc.		I.R.S. Identification Nos. of above persons (entities only): N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 108,001

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 108,001

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 108,001

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.9%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 228895108			Page 6 of 23

1.	Name of Reporting Person: Jamie H. Zidell		I.R.S. Identification Nos. of above persons (entities only): N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 88,258

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 88,258

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 88,258

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.8%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 228895108			Page 7 of 23

1.	Name of Reporting Person: Mayim Investment Limited Partnership		I.R.S. Identification Nos. of above persons (entities only): N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 65,816

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 65,816

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 65,816

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.6%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 228895108	Page 8 of 23

Item 1. Security and Issuer:

     This Statement on Schedule 13D (this “Statement”) relates to the common stock, par value $.01 per share (the “Common Stock”), of CRYO-CELL International, Inc., a Delaware corporation (“CCII”). The address of the principal executive offices of CCII is 700 Brooker Creek Blvd., Suite 1800, Oldsmar, FL 34677.

Item 2. Identity and Background.

     This Statement is filed jointly by: (1) David Portnoy, (2) Focus Financial Corp., a North Carolina corporation, (3) Visual Investment Corp., a Delaware corporation, (4) Partner Community, Inc., a Delaware corporation, (5) Mayim Investment Limited Partnership, a Delaware limited partnership, and (6) Jamie H. Zidell (sometimes hereinafter collectively referred to as the “Reporting Persons”). However, each Reporting Person disclaims beneficial ownership of the shares owned by the other Reporting Persons.

1. David Portnoy

     (a)-(b) This Statement is being filed by David Portnoy, an individual. The business address of Mr. Portnoy is 61 Harbour Way, Bal Harbour, Florida 33154.

     (c) Mr. Portnoy is the sole officer and director of Focus Financial Corp., a corporation which invests in various businesses. The business address of Focus Financial Corp. is 61 Harbour Way, Bal Harbour, Florida 33154.

     (d) During the past five years, Mr. Portnoy has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, Mr. Portnoy has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Portnoy is a United States citizen.

2. Focus Financial Corp.

     (a)-(c) This Statement is being filed by Focus Financial Corp., a North Carolina corporation (“FFC”). The address of FFC is 61 Harbour Way, Bal Harbour, Florida 33154. The principal business of FFC is investing in various businesses.

     (d) During the past five years, FFC has not been convicted in a criminal proceeding.

     (e) During the past five years, FFC has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which it was or is subject to a

CUSIP No. 228895108	Page 9 of 23

judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Not applicable.

3. Visual Investment Corp.

     (a)-(c) This Statement is being filed by Visual Investment Corp., a Delaware corporation (“VIC”). The address of VIC is 61 Harbour Way, Bal Harbour, Florida 33154. The principal business of VIC is to provide investment management services to individuals. David Portnoy is the sole officer and director of VIC.

     (d) During the past five years, VIC has not been convicted in a criminal proceeding.

     (e) During the past five years, VIC has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or manipulating activities subject to federal or state securities laws or finding any violation with respect to such laws.

4. Partner Community, Inc

     (a)-(c) This Statement is being filed by Partner Community, Inc., a Delaware corporation (“PCI”). The address of PCI is 901 Yamato Road, Suite 115, Boca Raton, Florida 33431. The principal business of PCI is software development.

     The directors of PCI are David Portnoy, Mark Portnoy (David Portnoy’s brother) and John Yin. Mr. Yin is also the sole officer of PCI.

     Mark Portnoy’s address is 9801 Collins Avenue, Apartment 8E, Bal Harbour, Florida 33154. Mark Portnoy’s principal occupation is that of a self-employed investor. Mark Portnoy directly owns 96,000 shares of the Common Stock, which he acquired for investment purposes with his own funds.

     John Yin’s address is c/o Partner Community, Inc., 901 Yamato Road, Suite 115, Boca Raton, Florida 33431. Mr. Yin’s principal occupation is president of PCI. John Yin does not directly own any Common Stock.

     (d) During the past five years, none of PCI, Mark Portnoy or John Yin has been convicted in a criminal proceeding (excluding traffic violation or similar misdemeanors).

     (e) During the past five years, none of PCI, Mark Portnoy or John Yin has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which it or he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 228895108	Page 10 of 23

     (f) Mark Portnoy and John Yin are United States citizens.

5. Jamie H. Zidell

     (a)-(b) This Statement is being filed by Jamie H. Zidell, an individual. The business address of Mr. Zidell is 300 71st Street, Suite 605, Miami Beach, Florida 33141.

     (c) Mr. Zidell is an attorney employed by J.H. Zidell Attorneys. The business address of J.H. Zidell Attorneys is set forth in the preceding paragraph.

     (d) During the past five years, Mr. Zidell has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, Mr. Zidell has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Zidell is a United States citizen.

6. Mayim Investment Limited Partnership

     (a)-(c) This Statement is being filed by Mayim Investment Limited Partnership, a Delaware limited partnership (“MILP”). The address of MILP is 61 Harbour Way, Bal Harbour, Florida 33154. MILP was formed for the purpose of making an investment in the Common Stock.

     Mayim Management Limited Partnership (“MMLP”) is a Delaware limited partnership the principal business address of which is 61 Harbour Way, Bal Harbour, Florida 33154. MMLP was formed principally for the purpose of acting as the general partner of MILP.

     Mayim Management, LLC (“Mayim LLC”) is a Delaware limited liability company, the principal business address of which is 61 Harbour Way, Bal Harbour, Florida 33154. Mayim LLC was formed principally for the purpose of acting as the general partner of MMLP.

     Mr. Portnoy is the managing member and owns all of the equity interests of Mayim LLC.

     (d) During the past five years, none of MILP, MMLP, Mayim LLC or Mr. Portnoy has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, none of MILP, MMLP, Mayim LLC or Mr. Portnoy has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it or he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 228895108	Page 11 of 23

     (f) Not applicable.

Item 3. Source and Amount of Funds or Other Consideration.

     (a) Mr. Portnoy owns 251,848 shares of the Common Stock acquired in open market purchases using personal funds. Mr. Portnoy estimates that the total amount of funds used to acquire these shares was $650,000. These acquisitions were made between June 2004 and January 2005. No funds were borrowed for this purpose.

     (b) FFC owns 7,351 shares of the Common Stock acquired in open market purchases using working capital. FFC estimates that the total amount of funds used to acquire these shares was $17,000. These acquisitions were made between August 2004 and September 2004. No funds were borrowed for this purpose.

     (c) VIC owns 61,714 shares of the Common Stock acquired in open market purchases using working capital. VIC estimates that the total amount of funds used to acquire these shares was $175,000. These acquisitions were made between July 2004 and January 2005. No funds were borrowed for this purpose.

     (d) PCI owns 108,001 shares of the Common Stock acquired in open market purchases using working capital. PCI estimates that the total amount of funds used to acquire these shares was $325,000. These acquisitions were made between July 2004 and January 2005. No funds were borrowed for this purpose. Mark Portnoy, a director of PCI, owns 96,000 shares of the Common Stock acquired in open market purchases using personal funds. Mark Portnoy estimates that the total amount of the funds used to acquire these shares was $260,000. These acquisitions were made between August 2004 and January 2005. No funds were borrowed for this purpose.

     (e) Mr. Zidell owns 88,258 shares of the Common Stock acquired in open market purchases using personal funds. The total amount of funds used to acquire these shares was $260,000. These acquisitions were made between July 2004 and January 2005. No funds were borrowed for this purpose. As described in more detail below, Mr. Portnoy exercises investment discretion over these shares.

     (f) MILP owns 65,853 shares of the Common Stock acquired in open market purchases. The total amount of funds used to acquire these shares was $175,000. These funds were raised by MILP between October 2004 and November 2004 through the sale of limited partnership interests. The limited partnership interests were sold in the following transactions with the following persons through the execution of subscription agreements with MILP:

Date	Name of Limited Partner	Amount of Funds

October 28, 2004	David Ruttenberg	$75,000

October 29, 2004	Paul Glazer	$50,000

December 2, 2004	Jeremy Ofseyer	$50,000

CUSIP No. 228895108	Page 12 of 23

     The acquisitions of the Common Stock with such funds were made between October 2004 and January 2005. No funds were borrowed for this purpose. As described in more detail below, Mr. Portnoy exercises voting and investment discretion over these shares.

Item 4. Purpose of Transaction.

     The Reporting Persons acquired the shares of Common Stock reported herein in the ordinary course of business for investment purposes. The Reporting Persons believe that their investment has significant potential for increased value and they intend to urge management and the CCII board of directors to take steps to maximize shareholder value, which may include improving CCII’s website to promote, among other things, CCII’s technically advanced equipment and engaging in an advertising campaign to promote CCII’s business. These matters were submitted for consideration by the board of directors of CCII in a January 12, 2005 letter written by David Portnoy, a copy of which is attached to this Statement as Schedule 4. In this letter, David Portnoy also indicated that he would consider joining CCII’s board of directors to fill a vacancy created by the resignation of one of the members of the board of directors. To date, the board has not responded to Mr. Portnoy’s January 12, 2005 correspondence. The Reporting Persons may engage in discussions with other stockholders and third parties regarding efforts to maximize shareholder value.

     The Reporting Persons may pursue other alternatives available in order to maximize the value of their investment in CCII. Such alternatives could include, without limitation, the purchase of additional shares of Common Stock in the open market, in privately negotiated transactions or otherwise, or the sale of all or a portion of the Common Stock now owned or hereafter acquired by the Reporting Persons. The Reporting Persons may contact and consult with other shareholders of CCII concerning the company, its prospects, and any or all of the foregoing matters. The Reporting Persons may also transfer shares from one Reporting Person to another Reporting Person.

     The Reporting Persons reserve the right to change their plans or intentions and to take any and all actions that they may deem appropriate to maximize the value of their investment in the Company in light of their general investment policies, market conditions, subsequent developments affecting CCII and the general business and future prospects of the company.

     Except as set forth above, the Reporting Persons have no current intention, plan or proposal with respect to: (a) the acquisition by any person of any securities of CCII, or the disposition of securities of the company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving CCII or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the company or any of its subsidiaries; (d) any change in the present board of directors or management of the company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the company; (f) any other material change in the company’s business or corporate structure; (g) change in the company’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the company by any person; (h) causing a class of securities

CUSIP No. 228895108	Page 13 of 23

of the company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.

Item 5. Interest in Securities of the Issuer.

     (a)-(b) Mr. Portnoy may be deemed the beneficial owner of 582,988 shares of Common Stock, which number includes (i) 251,848 shares of Common Stock held directly by Mr. Portnoy, which he has the sole power to vote and to dispose or direct the disposition; (ii) 7,351 shares of Common Stock held by FFC, of which Mr. Portnoy may be deemed the beneficial owner as the sole officer and director of FFC, (iii) 61,714 shares of Common Stock held by VIC, of which Mr. Portnoy may be deemed the beneficial owner as the sole officer and director of VIC, (iv) 108,001 shares of Common Stock held by PCI, of which Mr. Portnoy may be deed the beneficial owner as one of three directors of PIC (v) 88,258 shares of Common Stock held by Mr. Zidell, of which Mr. Portnoy may be deemed the beneficial owner as a result of exercising investment (but not voting) discretion over such shares in accordance with the agreement between Mr. Zidell and Mr. Portnoy described under Item 6 below; and (vi) 65,816 shares of Common Stock held by MILP, of which Mr. Portnoy may be deemed the beneficial owner as the managing member of Mayim LLC. Based upon 11,355,379 shares of Common Stock outstanding, as reported in CCII’s Quarterly Report on Form 10-QSB filed on October 13, 2004 (the “Form 10-QSB”), this represents beneficial ownership of approximately 2.2% of the Common Stock outstanding.

     FFC may be deemed the beneficial owner of 7,351 shares of Common Stock owned by it. FFC does not share voting or investment discretion with any other person. As noted above, David Portnoy is the sole officer and director of FFC. Based upon 11,355,379 shares of Common Stock outstanding, as reported in the Form 10-QSB, this represents beneficial ownership of approximately 0.1% of the Common Stock outstanding.

     VIC may be deemed the beneficial owner of the 61,714 shares of Common Stock held in its name. As noted above, David Portnoy is the sole officer and director of VIC. Based upon 11,355,379 shares of Common Stock outstanding, as reported in the Form 10-QSB, this represents beneficial ownership of approximately 0.5% of the Common Stock outstanding.

     PCI may be deemed the beneficial owner of the 108,001 shares of Common Stock held in its name. As noted above, David Portnoy is one of the three directors of PCI. Based upon 11,355,379 shares of Common Stock outstanding, as reported in the Form 10-QSB, this represents beneficial ownership of approximately 0.9% of the Common Stock outstanding. Mark Portnoy, a director of PCI, is the beneficial owner of 96,000 shares of Common Stock. Based upon the number of shares of Common Stock outstanding, as reported in the Form 10-QSB, this represents beneficial ownership of approximately 0.8% of the Common Stock outstanding. Mark Portnoy has sole voting and investment power with respect to such shares of Common Stock and is not acting in concert with the Reporting Persons.

     Mr. Zidell may be deemed the beneficial owner of the 88,258 shares of Common Stock held in his name. Under the agreements between Mr. Zidell and David Portnoy described below under Item 6, David Portnoy has the exclusive right to make investment decisions relating to the shares, although Mr. Zidell retains the right to withdraw his assets from such agreements. Mr. Zidell retains the sole right to vote the shares held by him. Based upon 11,355,379 shares of

CUSIP No. 228895108	Page 14 of 23

Common Stock outstanding, as reported in the Form 10-QSB, this represents beneficial ownership of approximately 0.8% of the Common Stock outstanding.

     MILP may be deemed the beneficial owner of the 65,816 shares of Common Stock owned by it. MILP does not share voting or investment discretion with any other person. As noted above, David Portnoy is the managing member of the limited liability company which acts as the general partner of MILP’s general partner. Based upon 11,355,379 shares of Common Stock outstanding, as reported in the Form 10-QSB, this represents beneficial ownership of approximately 0.6% of the Common Stock outstanding.

     (c) Schedule 5(c) attached to this Statement lists each transaction effected in the Common Stock by each Reporting Person during the past 60 days.

     (d) As described below under Item 6, under David Portnoy’s agreements with Mr. Zidell, David Portnoy and Mr. Zidell have agreed to share certain profits from the investment accounts owned by Mr. Zidell.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Other than as described below and in Item 5 above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of CCII, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

     David Portnoy and Mr. Zidell signed two separate agreements dated October 27, 2004 and December 20, 2004 in which Mr. Zidell gave David Portnoy and/or FFC investment discretion over certain funds held in two separate brokerage accounts, both of which are in the name of Mr. Zidell. Under these agreements, Mr. Zidell agreed that any appreciation in the capital accounts above the amounts specified in the agreements would be shared in certain percentages by David Portnoy and Mr. Zidell, while David Portnoy would guarantee Mr. Zidell against certain amounts specified in the agreements. Mr. Zidell may withdraw funds from either of the accounts at any time. The agreements are filed with this Schedule as Exhibits 2 and 3, and the terms and conditions contained therein are incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits.

Exhibit 1.	Joint Filing Agreement and Power of Attorney

Exhibit 2.	October 27, 2004 letter agreement between David Portnoy and Jamie H. Zidell.

Exhibit 3.	December 20, 2004 letter agreement between David Portnoy and Jamie H. Zidell.

CUSIP No. 228895108	Page 15 of 23

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 25, 2005

/s/ David Portnoy
David Portnoy

FOCUS FINANCIAL CORP.
By:	/s/ David Portnoy
David Portnoy President

VISUAL INVESTMENT CORP.
By:	/s/ David Portnoy
David Portnoy President

PARTNER COMMUNITY, INC.
By:	/s/ David Portnoy
David Portnoy
Chairman of the Board

/s/ Jamie H. Zidell
Jamie H. Zidell

MAYIM INVESTMENT LIMITED PARTNERSHIP

By:	Mayim Management Limited
Partnership, its general partner

By:	Mayim Management, LLC, its
general partner

By:	/s/ David Portnoy
David Portnoy President

CUSIP No. 228895108	Page 16 of 23

Schedule 4

Focus Financial Corp.
61 Harbour Way
Bal Harbour, FL 33154
(305) 866-2948

David Portnoy
President
Portnoy@bellsouth.net

January 12, 2005

Board of Directors
CRYO-CELL International, Inc.
700 Brooker Creek Blvd.
Suite 1800
Oldsmar, FL 34677

Dear Directors:

I am writing this letter to share with you certain observations that I have made concerning the cord blood storage industry in general and CRYO-CELL International, Inc. (“CCEL” or the “Company”) specifically. The reason that I am taking the time to do so is to hopefully make CCEL a more successful entity.

To put this in the appropriate context, I own directly in my name, or through certain other entities that I control, over 300,000 shares of CCEL common stock. Indirectly, through accounts that I manage, I control almost 5% of the outstanding shares of the Company. Furthermore, other parties – independent from each other and each acting in their own individual interests — with whom I have discussed the CCEL investment opportunity own approximately an additional 5% interest.

Cord Blood Storage Industry

Through private market studies as well as using publicly available information, I believe that the U.S. market size in 2004 for cord blood storage was approximately $100-$125 million in annual revenues. Information on Viacord was recently filed in a SEC S-1 filing by its parent company Viacell, Inc. whereby it was stated that Viacord’s revenues were approximately $30 million generating $10 million in operating profits. This leads me to believe that CCEL’s market share has been decreasing over the last 3 years.

CUSIP No. 228895108	Page 17 of 23

Given the recent publicity on cord stem cells, my expectation is that the cord blood industry may double in size in 2005.

The Company

I became introduced to CCEL about 9 months ago through a friend who first was a shareholder of the Company and subsequently became a customer of CCEL. This led me to begin studying the market and CCEL in particular. I visited the Company in September 2004 at which time I met with Ms. Walton to learn more about CCEL. Subsequently, after due inquiry, I became aware that several other of my friends/acquaintances had also decided to store their children’s cord blood in the last 12 months. However, all others had chosen either CBR or Viacord — leading me to ask the question WHY? Please allow me to set forth below certain suggestions that I believe will lead more people to choose CCEL as their cord blood storage provider.

1)	The Company’s website is, euphemistically speaking, “too busy”. It should be revamped. (Perhaps, a new website is currently under development?) One notable deficiency is that the website does not actively promote perhaps the key competitive advantage of the company: CCEL has the newest facility using the most technically advanced equipment. Surely this fact should be more prominently displayed. More detail can be provided as to other specific website improvements, if requested.

2)	Virtually all potential U.S. prospects today will use the internet to evaluate the available alternatives for cord blood/stem cell storage. An effective web campaign can be undertaken that will be economically very effective. Another shareholder of CCEL, Gilad Keren, who is the CEO of Waves Audio Ltd. (see www.waves.com) is willing to assist the Company in such regard. Waves is a leader in the audio technology field and conducts extremely successful internet marketing campaigns on its own behalf. Mr. Keren is willing to share his expertise because of his significant personal interest in CCEL.

3)	An advertising campaign should be undertaken in The Wall Street Journal. The readers of this publication fall into the socio-economic demographics of potential customers. Furthermore, this would help CCEL make use of its competitive advantage of being the sole U.S. publicly traded cord blood/stem cell bank. Awareness in the investment community will cause greater stock ownership which will result in stockholders that will want to be customers. I believe that close to 100% of the stockholders in CCEL would pick the Company if they need such a service. Furthermore, stockholders would recommend the Company to their family and friends.

I would be pleased to discuss any aspects of this letter in further detail. The aforementioned suggestions are merely a few ideas out of many that I believe could be very valuable to CCEL. Finally, the Company should be careful not to become complacent as a result of the recent rise in CCEL’s stock price.

CUSIP No. 228895108	Page 18 of 23

I am aware of the recent resignation of a Director and, if so offered, would consider joining the Board.

Thank you for your consideration of the above. I hope the Company will fulfill its potential of being a leader in this rapidly growing market.

Sincerely,

/s/ David Portney
David Portnoy

DP/dp
Cc: Leslie Croland, P.A., Edwards & Angell LLP
       Gilad Keren

CUSIP No. 228895108	Page 19 of 23

Schedule 5(c)
Transactions in the Last 60 Days

SHARES ACQUIRED BY DAVID PORTNOY

Trade Date	Number of Shares	Price Per Share
1/11/2005	55	$6.75
1/19/2005	500	$5.90
1/19/2005	505	$5.99
12/1/2004	502	$3.07
1/13/2005	1,000	$5.07
1/13/2005	5,000	$5.10
12/3/2004	1,030	$2.86

SHARES SOLD BY DAVID PORTNOY

Trade Date	Number of Shares	Price Per Share
1/19/2005	1,000	$6.00
12/1/2004	500	$3.12
1/18/2005	1,000	$5.50
12/27/2004	100	$3.86
12/15/2004	500	$3.87
12/2/2004	1,000	$3.00

SHARES ACQUIRED BY VISUAL INVESTMENT CORP.

Trade Date	Number of Shares	Price Per Share
1/20/2005	3,000	$5.70
1/20/2005	3,000	$6.19
1/20/2005	1,000	$5.85
1/20/2005	2,000	$5.75
12/16/2004	635	$3.97
12/14/2004	100	$3.22

SHARES SOLD BY VISUAL INVESTMENT CORP.

Trade Date	Number of Shares	Price Per Share
1/11/2005	100	$6.65
1/11/2005	500	$6.71
1/11/2005	1,000	$6.50

SHARES ACQUIRED BY MAYIM INVESTMENT LIMITED PARTNERSHIP

Trade Date	Number of Shares	Price Per Share
1/20/2005	37	$5.55
12/15/2004	1,400	$3.62
12/7/2004	3,000	$3.05
12/7/2004	1,500	$3.11
12/6/2004	5,000	$3.12
12/6/2004	5,000	$3.00
12/6/2004	100	$2.95

CUSIP No. 228895108	Page 20 of 23

SHARES ACQUIRED BY PARTNER COMMUNITY, INC.

Trade Date	Number of Shares	Price Per Share
1/21/2005	1,710	$5.54
1/21/2005	3,290	$5.53
1/20/2005	5,000	$5.80
1/18/2005	5,000	$5.04
1/18/2005	5,000	$5.04
1/14/2005	5,000	$4.95
1/13/2005	5,000	$5.04
1/12/2005	5,000	$6.15
1/12/2005	5,000	$5.60
12/30/2004	1,000	$4.43
12/29/2004	1,000	$4.41
12/17/2004	1,000	$3.90
12/14/2004	1,354	$3.19

SHARES SOLD BY PARTNER COMMUNITY, INC.

Trade Date	Number of Shares	Price Per Share
1/18/2005	1,000	$5.28
1/18/2005	2,000	$5.44
1/18/2005	2,000	$5.50
1/18/2005	500	$5.33
1/18/2005	1,400	$5.30
1/18/2005	1,700	$5.50
1/18/2005	2,000	$5.55
1/18/2005	2,700	$5.51
1/18/2005	3.000	$5.50
1/18/2005	3,000	$5.36
1/14/2005	5,000	$5.30
1/11/2005	1,000	$6.35
1/10/2005	2,000	$5.45

SHARES ACQUIRED BY JAMIE H. ZIDELL

Trade Date	Number of Shares	Price Per Share
1/12/2005	3,000	$6.25
1/12/2005	5,000	$5.30
1/5/2005	1,000	$4.80

SHARES SOLD BY JAMIE H. ZIDELL

Trade Date	Number of Shares	Price Per Share
1/18/2005	1,000	$5.57

Transactions in Last 60 Days by Mark Portnoy
(Mark Portnoy is not a Reporting Person)

SHARES ACQUIRED BY MARK PORTNOY

Trade Date	Number of Shares	Price Per Share
1/24/2005	1,000	$4.70
1/21/2005	500	$5.12
1/21/2005	500	$5.06
1/19/2005	1,000	$5.89
1/19/2005	500	$5.52
1/12/2005	1,000	$5.51
12/20/2004	1,000	$3.95
12/17/2004	1,000	$3.70
12/15/2004	1,000	$3.60
12/14/2004	1,000	$3.10
12/13/2004	1,000	$3.00
12/10/2004	1,000	$3.00
12/10/2004	1,000	$3.05
12/10/2004	1,000	$3.00
12/9/2004	1,000	$2.72
12/6/2004	1,000	$3.12
12/6/2004	1,000	$3.10
12/2/2004	1,000	$2.91
12/1/2004	100	$3.17
12/1/2004	900	$3.16
12/1/2004	1,000	$2.98
12/1/2004	1,000	$3.12
12/1/2004	1,000	$2.96
11/30/2004	1,000	$2.55
11/29/2004	1,000	$2.40
11/29/2004	1,000	$2.49
11/26/2004	500	$2.40
11/26/2004	500	$2.45
11/26/2004	1,000	$2.45

CUSIP No. 228895108	Page 21 of 23

Exhibit 1

JOINT FILING AGREEMENT AND POWER OF ATTORNEY

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $.01 per share, of CRYO-CELL International, Inc., and that this Agreement be included as an Exhibit to such joint filing. The undersigned hereby authorize David Portnoy to sign the statement on Schedule 13D, and/or any amendment thereto, and file it with the Securities and Exchange Commission on their behalf. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 25th day of January 2005.

/s/ David Portnoy
David Portnoy

FOCUS FINANCIAL CORP.
By:	/s/ David Portnoy
David Portnoy President

VISUAL INVESTMENT CORP.
By:	/s/ David Portnoy
David Portnoy President

PARTNER COMMUNITY, INC.
By:	/s/ David Portnoy
David Portnoy
Chairman of the Board

/s/ Jamie H. Zidell
Jamie H. Zidell

MAYIM INVESTMENT LIMITED PARTNERSHIP

By:	Mayim Management Limited Partnership, its general partner

By:	Mayim Management, LLC, its general partner

By:	/s/ David Portnoy
David Portnoy President

CUSIP No. 228895108	Page 22 of 23

Exhibit 2

October 27, 2004

To: Mr. David Portnoy

Dear David,

This letter confirms our agreement for my investment of $75,000.00 into the National Financial Services brokerage account otherwise known as the “Fidelity” Investments account. This investment is intended to last for a period of 12 months or until 10/27/05 after which date you personally guarantee to pay me any shortfall if the account is worth less than $75,000.00 upon my giving you 30 days written or faxed notice of my intent for reimbursement for the $75,000.00 investment.

We further agree to split all profits, above the $75,000.00, on a 50/50 basis and, after the 12 month period has elapsed for this investment, I retain the right to cash out part or all of this account at anytime and I will receive the $75,000.00 initial investment, if no profits have been jointly taken out prior, and 50% of any profits realized thereon in the account. If there is a decrease in the account from the initial $75,000.00 investment (less any prior capital distributions) after the 12 months has elapsed, you agree to be personally and unconditionally liable for any and all shortfalls below the $75,000.00 investment and to pay me the same within 30 days notice as described above.

All tax consequences deriving from the usage of the account or trading in the account will be shares 50% / 50% between us.

Please sign beneath to show your complete agreement with the aforementioned.

/s/ Jamie H. Zidell Jamie H. Zidell	/s/ David Portnoy David Portnoy

CUSIP No. 228895108	Page 23 of 23

Exhibit 3

Focus Financial Corp.
61 Harbour Way
Bal Harbour, FL 33154
(305) 866-2948

To: Mr. Jamie Zidell

Date of Agreement: December 20, 2004

This letter confirms our agreement with regard to the TD Waterhouse brokerage account held in your name (“Zidell”) that we have had for a number of years now – otherwise known as the “Waterhouse” account. This account currently is worth approximately $200,000. Zidell and David Portnoy (“Portnoy”) are each entitled to 50% of the value of the account.

We hereby agree that in return for guaranteeing the Zidell share of the account as set forth below, Portnoy will be entitled to 75% of the future appreciation in the account above $200,000.

Portnoy will guarantee Zidell that in the event that after a 18 month period from the date hereunder, if Zidell’s share of the account is worth less than $100,000, Portnoy will personally and unconditionally be liable for the shortfall below the $100,000 amount. Furthermore, Portnoy will agree to pay Zidell the same within 30 days notice upon Zidell giving Portnoy written or fixed notice of his request for the payment of such shortfall.

All tax consequences deriving from the usage of the account or trading in the account will be shared in accordance with our proportionate ownership in the account.

/s/ Jamie H. Zidell Jamie H. Zidell	/s/ David Portnoy David Portnoy